Exhibit 99.1

GH RESEARCH PLC

Unaudited condensed consolidated interim statement of comprehensive income

		Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
	Note	$’000	$’000	$’000	$’000
Operating expenses
Research and development		(4,240)	(1,954)	(8,954)	(2,646)
General and administration		(2,510)	(719)	(5,802)	(1,167)
Loss from operations		(6,750)	(2,673)	(14,756)	(3,813)

Finance expense		-	(6)	-	(6)
Foreign exchange gain		7,084	554	9,327	544

Profit/(loss) before tax		334	(2,125)	(5,429)	(3,275)
Tax charge/(credit)		-	-	-	-
Profit/(loss) for the period		334	(2,125)	(5,429)	(3,275)

Other comprehensive expense
Items that may be reclassified to profit or loss
Currency translation adjustment		(7,054)	(486)	(9,315)	(688)
Total comprehensive loss for the period		(6,720)	(2,611)	(14,744)	(3,963)

Attributable to owners:
Profit/(loss) for the period		334	(2,125)	(5,429)	(3,275)
Comprehensive loss for the period		(7,054)	(486)	(9,315)	(688)

Earnings/(loss) per share
Basic and diluted earnings/(loss) per share (in USD)	10	0.006	(0.053)	(0.104)	(0.093)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GH RESEARCH PLC

Unaudited condensed consolidated interim statement of financial position

		At June 30,	At December 31,
		2022	2021
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents		265,377	276,776
Other current assets	4	856	3,066
Total current assets		266,233	279,842
Non-current assets
Property, plant and equipment		86	82
Total non-current assets		86	82
Total assets		266,319	279,924

LIABILITIES AND EQUITY
Current liabilities
Trade payables	5	1,707	883
Other current liabilities	6	1,388	1,866
Total current liabilities		3,095	2,749
Total liabilities		3,095	2,749

Equity attributable to owners
Share capital		1,301	1,301
Additional paid-in-capital		291,448	291,448
Other reserves		1,159	366
Foreign currency translation reserve		(15,218)	(5,903)
Accumulated deficit		(15,466)	(10,037)
Total equity		263,224	277,175
Total liabilities and equity		266,319	279,924

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GH RESEARCH PLC

Unaudited condensed consolidated interim statement of changes in equity

	Attributable to owners
	Share capital	Additional paid in capital	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2021	871	5,430	-	200	(835)	5,666
Loss for the period	-	-	-	-	(3,275)	(3,275)
Translation adjustment	-	-	-	(688)	-	(688)
Total comprehensive loss for the period	-	-	-	(688)	(3,275)	(3,963)
Share-based compensation expense	-	-	12	-	-	12
Corporate reorganization	(112)	112	-	-	-	-
Issue of share capital	542	285,970	-	-	-	286,512
Total transactions with owners	430	286,082	12	-	-	286,524
At June 30, 2021	1,301	291,512	12	(488)	(4,110)	288,227

At January 1, 2022	1,301	291,448	366	(5,903)	(10,037)	277,175
Loss for the period	-	-	-	-	(5,429)	(5,429)
Translation adjustment	-	-	-	(9,315)	-	(9,315)
Total comprehensive loss for the period	-	-	-	(9,315)	(5,429)	(14,744)
Share-based compensation expense	-	-	793	-	-	793
Total transactions with owners	-	-	793	-	-	793
At June 30, 2022	1,301	291,448	1,159	(15,218)	(15,466)	263,224

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim statement of cash flows

	Six months ended June 30,
	2022	2021
	$’000	$’000
Cash flows from operating activities
Loss for the period	(5,429)	(3,275)
Depreciation	22	4
Share-based compensation expense	793	12
Finance expense	-	6
Foreign exchange gain	(9,327)	(544)
Movement in working capital	2,654	1,491
Cash flows used in operating activities	(11,287)	(2,306)
Finance expense paid	-	(6)
Net cash used in operating activities	(11,287)	(2,312)

Cash flows used in investing activities
Purchase of property, plant and equipment	(34)	(35)

Cash flows from financing activities
Proceeds from capital contributions	-	309,200
Transaction costs from capital contributions	-	(19,980)
Net cash flows from financing activities	-	289,220

Net (decrease)/increase in cash	(11,321)	286,873
Cash at the beginning of the period	276,776	5,895
Impact of foreign exchange on cash	(78)	(143)
Cash at the end of the period	265,377	292,625

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Corporate information

GH Research PLC (the “Company”) was incorporated on March 29, 2021. The registered office of the Company is located at 28 Baggot Street Lower, Dublin 2, Ireland.

The Company and its subsidiary, GH Research Ireland Limited, (together the “Group” or “GH Research”) are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Its initial focus is on developing the novel and proprietary 5-MeO-DMT therapies for the treatment of patients with Treatment Resistant Depression, or TRD. Its portfolio currently includes GH001, a proprietary inhalable 5-MeO-DMT product candidate, GH002, a proprietary injectable 5-MeO-DMT product candidate, and GH003, a proprietary intranasal 5-MeO-DMT product candidate.

These unaudited condensed consolidated interim financial statements were presented to the board of directors and approved by them on August 23, 2022.

2.	Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with International Financial Reporting Standards

The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2021 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These unaudited condensed consolidated interim financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s presentation currency.

On May 27, 2021, as part of the corporate reorganization, all shareholders of GH Research Ireland Limited exchanged each of the shares held by them in GH Research Ireland Limited for shares of GH Research PLC of the same share classes with the same shareholders rights as the shares held by them in GH Research Ireland Limited, and as a result, GH Research Ireland Limited became a wholly-owned subsidiary of GH Research PLC. The financial information presented prior to the incorporation of GH Research PLC relates solely to GH Research Ireland Limited.

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of GH Research PLC for the year ended December 31, 2021, are expected to be filed with the Companies Registration Office by November 26, 2022.

“Foreign exchange gain” and “impact of foreign exchange on cash” within the unaudited condensed consolidated interim statement of cash flows for the six months ended June 30, 2021, were revised by $0.5 million to appropriately exclude the foreign exchange gain relating to operating activities. This is consistent with the presentation for the six months ended June 30, 2022.

New and amended IFRS standards

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2022, that are relevant to the Group and that have had any material impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, have been deemed by the Group as currently not relevant and are not listed here.

Going concern basis

GH Research is a clinical-stage biopharmaceutical company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. Research and development expenses have been incurred from the start of the Group’s activities, generating negative cash flows from operating activities since formation.

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

Since its incorporation, the Group has funded its growth through capital increases. The Group has no bank loans or other debt outstanding as of June 30, 2022. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As of June 30, 2022, the Group’s cash amounted to $265.4 million (December 31, 2021: $276.8 million).

The board of directors believes that the Group has sufficient financial resources available to cover its planned cash outflows for at least the next twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements. The Group, therefore, continues to adopt the going concern basis in preparing its unaudited condensed consolidated interim financial statements.

Use of estimates and judgments
The preparation of the unaudited condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2021.

Significant accounting policies
The accounting policies, presentation and methods of computation followed in the unaudited condensed consolidated interim financial statements are consistent with those applied in the Group’s most recent annual financial statements and have been applied consistently to all periods presented in the unaudited condensed consolidated interim financial statements.

Consolidation
The unaudited condensed consolidated interim financial statements incorporate the financial statements of the Company and its subsidiary, GH Research Ireland Limited. Subsidiaries are all entities over which the Company has control. Control is achieved when the Company has power over an entity, is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. All intercompany transactions have been eliminated.

Foreign currency translation
The functional currency of the Company is the U.S. dollar given it is listed on NASDAQ and its fundraising activities are in U.S. dollars. The functional currency of its subsidiary, GH Research Ireland Limited, is euro due to its expenses being mainly incurred in euro. These condensed consolidated interim financial statements are presented in U.S. dollar which is the Group’s presentation currency.

Items included in the financial statements of the Company’s subsidiary are measured using the currency of the primary economic environment in which the entity operates which is the euro.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the unaudited condensed consolidated interim statement of financial position date. The subsidiary is holding a U.S. cash balance and, as a result of the accounting treatment, when it is translated to euro in the subsidiary accounts, it results in a foreign exchange gain or loss in the income statement. On consolidation, the subsidiary’s assets and liabilities in foreign currencies are retranslated and the resulting foreign currency difference goes through the foreign currency translation reserve.

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

Cash and cash equivalents
Cash represents cash held on bank current accounts and is carried at amortized cost. The Company’s cash balance is maintained with well established, highly rated financial institutions. The majority of the cash balance is held in U.S. dollars.

Property, plant and equipment
Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Estimated Useful Life
IT equipment	3 years
Office equipment	3 years
Medical equipment	2 years

Share-based compensation expense
The fair value of options granted under the share option plan is recognized as a share-based compensation expense with a corresponding increase in equity. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

Transaction costs
Incremental transaction costs are capitalized as incurred and are shown in equity as a deduction, net of tax, from the proceeds received from financing rounds and the initial public offering. If the equity instruments are not subsequently issued, the transaction costs would be expensed.

Fair value estimation
At June 30, 2022, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:

-     Cash and cash equivalents
-     Other current assets
-     Trade payables and other current liabilities

Current and deferred income tax
The tax expense for the financial period comprises current and deferred tax. Tax is recognized in the unaudited condensed consolidated income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the related tax is recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date where the Group generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Taxes on income are accrued in the same financial period as the revenues and expenses to which they relate. Current income tax assets and liabilities for the current financial period are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized. Deferred income tax assets from tax credit carry-forwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is chargeable.

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

The interim income tax expense is calculated based on the Company’s estimate of the weighted average effective annual income tax rate expected for the full year. The current and deferred income tax charge was $nil for the six months ended June 30, 2022 and 2021 which is in line with the Company’s estimate for the full year.

Earnings and loss per share
Basic earnings and loss per share are calculated by dividing the net profit or loss attributable to shareholders by the weighted average number of shares in issue during the year. Diluted earnings per share is calculated using the treasury method which adjusts for the potential dilutive effect of other share options if such share options were exercised and are not anti-dilutive.

Segment reporting
Management considers the Group to have only a single segment: Research and Development (“R&D”). This is consistent with the way that information is reported internally within the Group for the purpose of allocating resources and assessing performance.

3.	Expenses by nature

The following table provides the consolidated statement of comprehensive income classification of our expense by nature:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
External costs[1]	3,215	1,729	7,131	2,317
Employee expenses[2]	1,025	225	1,823	329
Total research and development expenses	4,240	1,954	8,954	2,646

External costs[1]	1,936	524	4,688	867
Employee expenses[2]	574	195	1,114	300
Total general and administrative expenses	2,510	719	5,802	1,167
Total operating expenses	6,750	2,673	14,756	3,813

1Includes depreciation expense.
2Includes share-based compensation expense.

The increase in research and development expenses in the three and six months ended June 30, 2022, is primarily due to increased external costs relating to our technical development and clinical trial activity and employee expenses relating to the hiring of personnel in our research and development team to support the requirements of increased clinical activities.

The increase in general and administrative expenses in the three and six months ended June 30, 2022, is primarily due to an increase in insurance costs and professional fees as well as increased employee expenses in our general and administrative functions to support our growth initiatives.

Foreign exchange gain

Foreign exchange gain of $7.1 million and $9.3 million in the three and six months ended June 30, 2022, ($0.6 million and $0.5 million in the three and six months ended June 30, 2021), consist primarily of gains related to the translation of U.S. dollar cash balance into euro in the accounts of the Company’s subsidiary, GH Research Ireland Limited, whose functional currency is euro as explained in Note 2, “Basis of preparation, significant judgments, and accounting policies”.

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

At June 30, 2022, if the U.S. dollar had weakened/strengthened by 10% against the euro with all other variables held constant, the loss before tax for the six months ended 30 June, 2022, would have been $10.7 million higher/lower, mainly related to the translation of cash held in U.S. dollar in the Company’s subsidiary, GH Research Ireland Limited.

4.	Other current assets
Other current assets primarily represent prepayments and VAT receivable.

5.	Trade payables
Trade payables primarily represents amounts incurred for the provision of manufacturing, research and consulting services and legal and professional fees, which have been billed and are outstanding at the end of the period. Trade payables are due to be settled at different times within 12 months.

6.	Other current liabilities
Other current liabilities primarily represent amounts accrued for the provision of manufacturing, research and consulting services and legal and professional fees.

7.	Contingent liabilities
The Group has no material contingencies at the balance sheet date.

8.	Share based compensation

Share Options

In June 2021, the Company adopted a share option plan referred to herein as the Share Option Plan under which grants of options are made to eligible participants. The Company has reserved 1,202,734 ordinary shares for future issuance under the Share Option Plan, which include ordinary shares pursuant to share-based equity awards issued to date. As of June 30, 2022, the Company has 841,994 ordinary shares available for the future issuance of share-based equity awards.

Under the Share Option Plan, any director (including our directors and directors of any other member of the Group who are not active employees of the Company or any other company that is a member of the Group) or employee of a member of the group or key consultant is eligible to be nominated by the remuneration committee to receive options.

The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years in addition to a 2 year service condition. The contractual term (expiration) of each share option award granted is eight years from the date of grant.

Under the grant, the options may be settled only in ordinary shares of the Company. Therefore, the grants of share options under the Share Option Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of comprehensive income and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim statement of financial position.

During the three and the six months ended June 30, 2022, the Company granted the option to purchase 130,181 and 203,553 ordinary shares, respectively, to employees which were in line with the general terms of the Share Option Plan as described above.

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

The following table summarizes the share option awards outstanding as of June 30, 2022:

	Average exercise price per share in USD	Number of awards	Weighted average remaining life in years
At December 31, 2021	15.80	157,187	7.62
Granted	14.65	203,553	7.77
At June 30, 2022	15.97	360,740	7.49

None of the awards outstanding as of June 30, 2022, were exercisable and they expire through 2030. As of June 30, 2022, 19,918 awards are vested and generally subject to a 2 year service condition.

The weighted average grant date fair value of awards granted during the three and six months ended June 30, 2022, was $8.42 and $10.12, respectively, per award.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

The fair values of the options granted during the three and six months ended June 30, 2022, were determined on the date of the grant using the following assumptions:

	Three months ended June 30, 2022	Six months ended June 30, 2022
Share price, in USD	9.68-19.42	9.68-19.42
Strike price, in USD (weighted average)	11.49	14.65
Expected volatility	89%-90%	89%-90%
Award life (weighted average)	6	6
Expected dividends	-	-
Risk-free interest rate	2.70%-3.55%	1.74%-3.55%

The expected volatility was based on selected volatility determined by median values observed among other comparable public companies.

The award life is based on the time interval between the date of grant and the date during the eight-year life after which, when making the grant, the Company expected on average that participants would exercise their options.

As of June 30, 2022, the amount recorded as an increase to Other Reserves within equity on the unaudited condensed consolidated interim statement of financial position of the Share Option Plan was $1.2 million. The amount of expense for all awards recognized for services received during the three and six months ended June 30, 2022 was $0.3 million and $0.8 million, respectively, and for each of the three months and six months ended June 30, 2021 was $12 thousand.

9.	Related party disclosures
There have been no transactions in the three and six months ended June 30, 2022, with related parties that had a material effect on the financial position or performance of the Group.

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

10.	Earnings and loss per share
The basic earnings/(loss) per share is calculated by dividing the net profit/(loss) attributable to shareholders by the weighted average number of shares in issue during the period as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Profit/(loss) attributable to shareholders (in $’000)	334	(2,125)	(5,429)	(3,275)
Weighted average number of shares in issue(1)	52,020,849	40,099,631	52,020,849	35,234,432
Basic and diluted earnings/(loss) per share (in USD) (2)	0.006	(0.053)	(0.104)	(0.093)

(1) Share data for the period ended June 30, 2021, has been revised to give effect to the share conversion and share consolidation. This is explained further in the most recently filed annual report on Form 20-F for the year-ended December 31, 2021.

(2) Ordinary and preferred shares as of June 30, 2021, have been treated as a single class for the purpose of calculating loss per share as they contractually shared equally in the profits and losses of the entity.

For the six months ended June 30, 2022, and the three and six months ended June 30, 2021, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

For the three months ended June 30, 2022, basic and diluted earnings per share are calculated on the weighted average number of shares issued and outstanding and, in the case of diluted earnings per share, exclude shares to be issued under the Share Option Plan. The shares to be issued under the Share Option Plan have been excluded as the total of the exercise price and the average unrecognized compensation for the period of the options was greater than the average per share closing price during the three months ended June 30, 2022, and as such are anti-dilutive.

11.	Events after the reporting date
There were no events after the reporting date requiring disclosure in these unaudited condensed consolidated interim financial statements.